Mail Stop 4561

December 30, 2008

Ofer Adler
Chief Executive Officer
Incredimail Ltd.
4 HaNechoshet Street
Tel-Aviv 69710
Israel

>   **Re: Incredimail Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2007**
>   **Filed May 12, 2008**
>   **File No. 000-51694**

Dear Mr. Adler:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures, page 69

1.   We note your disclosure that your Chief Executive Officer and Chief Financial
        Officer have concluded that, as of December 31, 2007, you "have in place
        effective controls and procedures designed to ensure that information disclosed by
        [you] in the reports [you] file or submit under the Exchange Act and the rules
        thereunder, is recorded, processed, summarized and reported within the time
        periods specified in the SEC's rules and forms." Revise your future filings to
        clarify, if true, that your officers concluded that your disclosure controls and
        procedures are also effective to ensure that information required to be disclosed in
        the reports that you file or submit under the Exchange Act is accumulated and
        communicated to your management, including your chief executive officer and
        chief financial officer, to allow timely decisions regarding required disclosure.
        See Exchange Act Rule 13a-15(e).

(b) Management's Annual Report on Internal Control Over Financial Reporting, page 69

2.   Please revise your future filings to identify the framework used to evaluate the
        effectiveness of your internal controls over financial reporting. See Item
        15T(2)(b)(2) of Form 20-F.

(c) Changes in Internal Control Over Financial Reporting, page 69

3.   In future filings, revise the disclosure "no material changes in [y]our internal
        control over financial reporting…" to remove the term "material."

Item 18. Financial Statements

Consolidated Statements of Operations, page F-5

4.   You indicate on page 27 that you derive revenue from, among other sources, your
        JunkFilter Plus service, advertising agreements, and collaboration arrangements.
        Please tell us how you considered Rule 5-03(b)(1) with respect to these revenue
        streams.

Item 19. Exhibits

Exhibit 12.1 and 12.2

5.   Please amend your filing to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 12 of the instructions to Item 19 of Form 20-F.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief